EXHIBIT 12.2

DUKE REALTY CORPORATION

EARNINGS TO DEBT SERVICE CALCULATIONS

(in thousands, except ratios)

December 31, 2007

Net income from continuing operations, less preferred dividends	$100,904
Minority interest in earnings of common unitholders	6,608
Interest expense (excludes amortization of deferred financing fees)	157,400
Earnings before debt service	$264,912

Interest expense (excludes amortization of deferred financing fees)	$157,400
Recurring principal amortization	9,995
Total debt service	$167,395

Ratio of earnings to debt service	1.58